Edible Garden AG Incorporated

283 County Road 519

Belvidere, NJ 07823

April 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edible Garden AG, Inc. Registration Statement on Form S-1 (File No. 333-260655)

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Edible Garden AG Incorporated, a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-260655), initially filed with the U.S. Securities and Exchange Commission on November 1, 2021, be accelerated so that the registration statement becomes effective at 5:00 p.m. Eastern Time on May 3, 2022, or as soon thereafter as practicable.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

Edible Garden AG Incorporated

By:	/s/ James E. Kras
James E. Kras Chief Executive Officer